

Mail Stop 3561

May 4, 2016

Via E-mail
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

> **Re:** **PetIQ, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 25, 2016**
> **CIK No. 0001668673**

Dear Mr. Christensen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2016 letter.

Prospectus Summary, page 1

1. We note your response to comment 2. Please disclose in the filing the basis for your statement.

Risk Factors, page 18

We rely on our contract manufacturing partners…, page 23

2. We note your response to comment 34. We also note your disclosure that a significant portion of your proprietary value-branded products are produced by several contract

manufacturers and that the loss of any of these manufacturers may result in disruptions to your supply of products. Please tell us why you believe these contracts are not material under Item 601(b)(10)(ii)(B) of Regulation S-K.

Our principal assets after the completion of this offering will be…., page 29

3. We note that HoldCo is required to make certain tax distributions under the terms of the HoldCo Agreement. Please explain in greater detail how these distributions will be funded.

The Transactions, page 39

Our equity sponsors and founders, individually or in the aggregate…, page 40

4. We note your response to comment 20. Please disclose that you will be considered a controlled company under the NASDAQ Global Market rules and, if true, that you do not intend to take advantage of the exemption from the corporate governance rules relating to independent directors and board committees.

Unaudited Pro Forma Consolidated Financial Information, page 48

5. We note your response to comment 23. Please revise to disclose here why you have excluded the historical financial statements of HoldCo in the pro forma.

6. We note your response to comment 4 that upon completion of the Transactions, HoldCo will be a VIE and the Registrant will be the primary beneficiary of HoldCo. Please revise to disclose here the basis for consolidation of HoldCo under the VIE accounting model upon completion of the Transaction and any other required disclosure pursuant to ASC 810-10-50.

Business, page 68

7. We note your response to comment 33. Please include the information provided in your response letter regarding the FDA review process in your filing.

Incentive Plans and Awards, page 90

8. We note your disclosure that 200,000 Class P units were awarded to Mr. Newland on December 8, 2014 and there were 557,000 total outstanding Class P Units held by nine employees as of March 1, 2016.   Tell us the amount of compensation cost related to these awards during the periods presented and explain where such compensation costs are reflected. Revise your disclosures as necessary.

<u>HoldCo Agreement, page 96</u>

9. Please identify the Continuing LLC Owners by naming any related parties and the class of persons who comprise these owners, such as employees, investors, etc.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Raja at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
        Winston & Strawn LLP